Exhibit 99.1
Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Forward — Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 as amended and Section 27A of the US Securities Act of 1933 as amended with respect to certain of the Bank of Ireland Group’s (the “Group”) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward—looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘could’, ‘may’, ‘predict’, ‘potential’, ‘should’, ‘will’, ‘would’ ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan, ‘goal’, ‘believe’, or the negatives thereof, variations thereof or other words of a similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, liquidity, income growth, business strategy, projected costs, estimates of capital expenditure, and plans and objectives for future operations. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and / or management’s good faith belief with respects to future events, and is inherently subject to risk and uncertainties that could cause actual performance or results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to the factors set forth under the caption “Risk Factors” in the Group’s Annual Report on Form 20-F for the fiscal year ended 31 March 2007 and the risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies and the international capital markets, the expected level of credit defaults, the impact of disruptions in the credit markets on the Group, the extent to which the value of securities and other assets held by the Group are impaired due to market or other factors, the Group’s strategy, including the ability to expand certain of its activities, development and implementation of the Group’s strategy, including the ability to achieve estimated cost reductions, competition, the Group’s ability to address information technology issues and the availability of funding sources. Forward-looking statements speak only as of the date they were made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect actual events, changes in assumptions or changes in any other factors occurring after the date hereof and affecting forward looking-statements except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the US Securities and Exchange Commission.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

INTERIM MANAGEMENT REPORT
Overview
Bank of Ireland Group has delivered a strong performance for the half-year to 30 September 2007. Group profit before tax (PBT) is up 24% to €1,091 million and basic earnings per share (EPS) up 26% to 95.8c. Group profit before taxation for the half-year includes a positive investment return on treasury shares held for the benefit of policyholders in our Life business of €105 million and a gain on the disposal of business assets of €33 million. The comparable figures for the half-year to 30 September 2006 are a loss of €8 million on the investment return on treasury shares held for policyholders and a gain of €40 million on the disposal of business assets.
This performance is broadly based across the Group with our investment strategies continuing to deliver strong volume growth across all Divisions. Our efficiency drive continues to deliver excellent results with our cost / income ratio at 47% in the half-year to 30 September 2007. Loan losses remained low and asset quality continued to be excellent.
This strong Group performance was delivered in an increasingly challenging environment.
Since August, global financial markets have been experiencing one of the most significant dislocations in recent decades. Financial institutions are facing higher funding costs, more limited access to funding and concerns regarding exposures to US sub-prime mortgages.
Bank of Ireland has managed its funding effectively through this period of volatility, its asset quality remains excellent, and the negative impact on our profit of the higher funding environment is modest in this half-year reporting period. Funding costs, while improved somewhat from their extreme positions in early August, remain at significantly higher levels and will likely negatively impact our rate of profit growth in the second half of our financial year.
In Ireland the recent very high rate of economic growth is moderating, primarily reflecting the anticipated housing market correction which in turn is having a negative impact on consumer and business sentiment. This slowing level of economic growth, which still remains well above the eurozone average, is expected to prevail into next year and will likely result in a lower growth in demand in the second half of our financial year to March 2008.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Review of Group Performance
Group Income Statement

		Half-Year
	Half-Year	30 Sept 2006
	30 Sept 2007	Restated*	Change
	€m	€m	%

Net interest income	1,532	1,287	19
Other income	659	640	3

Total operating income (net of insurance claims)	2,191	1,927	14
Operating expenses	(1,054)	(1,029)	(2)
Impairment losses on loans and advances	(79)	(48)	(65)
Share of associates and joint ventures (post-tax)	33	29	14

Profit before tax	1,091	879	24

Taxation	(164)	(154)	(6)
Minority interest	(1)	2
Dividends to other equity interests	(7)	(7)

Profit attributable to ordinary stockholders	919	720	28

Basic EPS cents per share	95.8	75.9	26

*	Restated for change in accounting policy — see page 19
Income
Total operating income (net of insurance claims) increased by 14% from €1,927 million in the half-year to 30 September 2006 to €2,191 million in the half-year to 30 September 2007. This was driven by strong volume increases in both lending and resources across the Group, together with the excellent performance from our fee-earning activities. The comparison of performance was impacted by the disposal of Davy* as total income for the half-year to 30 September 2006 included €77 million of income related to the disposed business.
Net interest income increased by 19% in the half-year to 30 September 2007 compared to the half-year to 30 September 2006. Comparison of performance has been impacted by the application of IAS 39. This standard, which relates to the designation of certain financial instruments under the fair value option, classifies certain interest expense as other income. The financial reporting impact of the application of IAS 39 is to increase net interest income by €111 million in the half-year to 30 September 2007 and €36 million in the half-year to 30 September 2006, with corresponding declines in other income. Adjusted to reflect the impact of this item, net interest income grew by 14%.
The strong performance in net interest income was driven by the continued strong growth in loans and resources across the Group. Loans to customers increased by 14% and resources grew by 8%. A number of drivers contributed to this volume growth: the strength of our franchise in Ireland; supported by the scale of our multi-channel distribution network; the further delivery from our investment in our UK Business Banking and international Corporate Banking teams.

*	On October 31, 2007, the Registrant disposed of its 90.44% stake in J&E Davy Holdings Limited (“Davy”)

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Net Interest Margin

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006

Average interest earning assets (€ Billion)	173	149	16%

Net Interest Margin (%)	1.77	1.73	4bps
Net interest margin increased by 4bps to 1.77% for the half-year to 30 September 2007 from 1.73% for the half-year to 30 September 2006. Net interest margin is increased by the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option, excluding this impact in the current and prior period, margin attrition was 4bps.
The primary drivers of margin attrition are balance sheet structure with loan growth outpacing resource growth, competition in pricing for lending products, partly offset by improved resource margins.
Other income increased by 3% or €19 million, from €640 million in the half-year to 30 September 2006 to €659 million in the half-year to 30 September 2007. The comparison of performance was impacted by the disposal of Davy as other income for the half-year to 30 September 2006 included €76 million of income related to the disposed business. This performance has also been impacted by gains on the disposal of business assets (September 2007: €33 million; September 2006: €40 million), together with a lower gross-up of policyholder tax in the Life business (September 2007: €9 million; September 2006: €15 million), the impact of the investment return on treasury shares held for policyholders (September 2007: €105 million; September 2006: €(8) million) and the effect of IAS 39 which has reduced other income by €111 million in the half-year to 30 September 2007 and €36 million in the half-year to 30 September 2006. This is partly offset by the charge for hedge ineffectiveness on transition to IFRS (September 2007: €3 million; September 2006: €1 million). Adjusted to reflect the impact of these items, other income grew by 13%.
Other income growth drivers include: strong sales growth in our Life business; higher arrangement fees in Corporate Banking; increased sales of insurance products in Post Office Financial Services (POFS); increased fees from our broad product range in Retail Republic of Ireland.
Operating Expenses
Total Operating Expenses increased by 2% or €25 million from €1,029 million in the half-year to 30 September 2006 to €1,054 million in the half-year to 30 September 2007. This includes operating costs of €51 million in the half-year to 30 September 2006 in respect of Davy which has since been disposed of by the Group. The two periods have been further impacted by costs associated with the restructuring programme (September 2007: €4 million; September 2006: €19 million).
Efficiency improvements remain a core focus and we continue to make significant progress in this regard. Our cost / income ratio continues to improve with the ratio standing at 47% in the half-year to September 2007 compared to 53% in the half-year to 30 September 2006.
Excluding the impact of the above items, operating expenses grew by 9%. The main drivers of the increase were:
•	Investment costs of 2% relating to the continuing international development of our Global Markets and Corporate Banking activities together with the costs associated with the launch of new products in UKFS.

•	Business as usual cost growth of 9% where 4% is due to volume growth and performance related compensation and 5% is due to inflation.

•	Cost savings of (2%) arising from the continued successful implementation of the Strategic Transformation Programme in the current period.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Impairment of Loans and Advances
The impairment charge for the half-year to 30 September 2007 amounts to €79 million or 12bps, when expressed as an annualised percentage of average loans, 3bps higher than the half-year to September 2006. We continue to maintain a satisfactory level of provisions against impaired loans, with a coverage ratio of 44%. We are comfortable with this coverage ratio, particularly as residential mortgages represent 46% of our total lending. Total balance sheet provisions were €482 million at September 2007, compared with €398 million in September 2006. Impairment provisions as a percentage of actual loans are 36bps, the ratio being 3bps for the Group mortgage book and 64bps for non-mortgage lending.
We believe that the quality of our loans and advances remained excellent.
Loans and advances

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006

Loans and advances to customers (net of provisions) (€ Billion)	133	114	17%
Total average customer advances (€ Billion)	132	109	21%
Impaired loans (€ Million)	1,101	844	30%
Impaired loans as a percentage of loans and advances (bps)	82	74	8
Impairment provision (€ Million)	482	398	21%
Coverage ratio (%)	44	47
Impairment losses on loans and advances (€ Million)	79	48	65%
Impairment losses on loans and advances (annualised bps)	12	9	3
Share of Associates and Joint Ventures
Profit after tax from associated undertakings and joint ventures, which mainly relates to First Rate Exchange Services, increased from €29 million in the half-year to 30 September 2006 to €33 million in the half-year to 30 September 2007, supported by robust margin performance and increased overseas travel.
Balance Sheet — Capital and Funding
Total assets increased by 12% from €178 billion to €200 billion in the year to 30 September 2007. The rate of growth of customer lending and total resources moderated compared to the prior period, with increases of 14% and 8% respectively.
Pre-securitisation risk weighted assets grew by 16% (18% on a constant currency basis). Post-securitisation risk weighted assets grew by 12% from €109 billion to €122 billion.

	% Growth September 2007 over September 2006
	Risk Weighted	Customer	Resources
	Assets	Lending
Retail Republic of Ireland	21	18	4
Capital Markets	15	23	4
UK Financial Services (Sterling)	15	16	31

Group	16	14	8

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Capital
The Group has strong capital resources and our proactive approach to capital management ensures that we have adequate capital to support our business plans.

	30 Sept 2007	30 Sept 2006

Risk Weighted Assets (€ Billion)	122.2	109.3
Total Capital Ratio (%)	11.1	10.9
Tier 1 Ratio (%)	7.6	7.7
Equity Tier 1 Ratio (%)	4.9	4.5
During the reporting period the Group implemented a number of capital management initiatives. We raised US$600 million (€422 million) of Lower Tier 2 Capital. In addition, the Group completed the sale and leaseback of a second tranche of 30 retail branches in Ireland. The disposal of the branches added €68m or 0.06% to the Tier 1 ratio.
In October 2007, we completed a €400 million embedded value securities issue, which references the future cash flows from our life assurance business. Had this transaction been completed at the end of September 2007, this would have increased the September 2007 Tier 1 and Equity Tier 1 ratios from 7.6% and 4.9% to 8.0% and 5.3% respectively.
Funding
Wholesale funding at 46% of the total balance sheet (excluding Bank of Ireland Life assets held on behalf of policyholders) compares to 46% at 31 March 2007 and 44% at 30 September 2006.
Balance Sheet Funding

	30 Sept 2007	30 Sept 2006
	%	%

Deposits by banks	10	17
CP / CDs	14	12
Securitisations	6	—
Senior Debt / ACS	16	15

Wholesale Funding	46	44
Customer Deposits	41	43
Capital / Subordinated Debt	8	8
Other	5	5

Total	100	100

Wholesale funding is managed to ensure optimum diversification across maturity, investor type and geography and to minimise the concentration of funding within each particular market segment. Having significantly lengthened the maturity profile of wholesale funding in recent years, including the two mortgage securitisations undertaken in March 2007, the Group was very well placed when the current market turmoil commenced. Over 80% of our loan book at September 2007 was funded by customer deposits and term funding with a maturity profile greater than one year. The Group’s position was further underpinned by the introduction of the new liquidity regime for Irish banks in July 2007, which moved from a stock to a maturity mismatch approach. During the half-year to 30 September 2007 the Group issued its third US Extendible Note Transaction raising US$1.75 billion.
The Group remains well placed to access wholesale funding sources. The Group’s funding strategy remains to grow core customer deposits and to access wholesale funding in a prudent, diversified and efficient manner. The Group is confident that its funding strategy continues to support both our immediate business needs and its planned growth over the medium term.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Effective Tax Rate
The taxation charge for the Group was €164 million in the half-year to 30 September 2007 compared to €154 million in the half-year to 30 September 2006.
The effective tax rate for the half-year to 30 September 2007 was 15.1% compared to 17.5% (restated for change in accounting policy — see page 19) for the half-year ending 30 September 2006.
Dividend
In accordance with Group policy, the Interim Dividend is set at 40% of the prior year total distribution per unit of Ordinary Stock. The Court has therefore declared an Interim Dividend of 24.2 cent per unit of Ordinary Stock, (circa €233 million); which results in an increase of 15% over the corresponding period last year. This dividend will be paid on or after 15 January 2008 to Stockholders who are registered as holding Ordinary Stock at the close of business on 23 November 2007.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Divisional Performance
Divisional Profit Before Tax

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006*	%
	€m	€m

Retail Republic of Ireland	414	339	22
Bank of Ireland Life	81	82	(1)
Capital Markets	309	286	8
UK Financial Services	257	222	16
Group Centre	30	(50)	160

Profit before tax	1,091	879	24

*	Restated for change in accounting policy — see page 19
Retail Republic of Ireland
Retail Republic of Ireland delivered a strong performance for the half-year to 30 September 2007 with profit before tax growth of 22% to €414 million. Total operating income grew by 18% and operating expenses rose by 10%. The increase in total operating income includes a gain on the disposal of business assets of €33 million. Excluding this gain, profit before tax grew by 12%. While markets were generally less buoyant, the continued strength of our leading franchise in Ireland underpinned the strong performance — broad distribution platform, comprehensive suite of retail and business products and services, commitment to service excellence and operating efficiency.
Retail Republic of Ireland: Income Statement

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006%
	€m	€m

Net interest income	708	632	12
Other income*	259	189	37

Total operating income	967	821	18
Total operating expenses	(496)	(449)	10

Operating profit before impairment losses	471	372	27
Impairment losses on loans and advances	(57)	(33)	73

Profit before tax	414	339	22

*	Includes share of associates / joint ventures (September 2007 €nil; September 2006 €0.9m)
The impact of rising interest rates in the past eighteen months and poorer consumer and business sentiment has had a moderating impact on lending and deposit growth with lending and resources volumes at the end of September 2007 up by 18% and 4% respectively. Growth in our mortgage book slowed to 16% while the Business Banking loan book grew by 22%. A lower net interest margin resulted from loans growing faster than deposits, more rapid growth in lower margin lending business and residential mortgage competition, partly offset by improved resource margins.
Other income increased by 37% which included a realised gain on the disposal of property in the half-year to 30 September 2007. Adjusted to reflect the impact of this item, other income increased by 20%. This was driven mainly by an excellent performance in our Private Banking business and strong growth in Credit Card activity together with the benefit from the disposal of Mastercard shares which accounted for 5 percentage points of this increase. Costs grew by 10%. This was driven broadly in equal measure by salary / general inflation and by business growth, with further efficiency gains reducing the cost / income ratio from 55% to 51%.
While impairment losses on loans and advances increased from €33 million to €57 million (16bps to 23bps annualised of the average loan book) the charge remained low by historical standards and asset quality continued to be strong.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Bank of Ireland Life
Profits before tax in Bank of Ireland Life, the Group’s life assurance business, decreased by €1 million from €82 million in the half-year to 30 September 2006 to €81 million in the half-year to 30 September 2007. This was impacted by a lower gross-up for policyholder tax of €9 million in the half-year to 30 September 2007 compared to €15 million in the half-year to 30 September 2006. Excluding the impact of this item, profit before tax increased by 7% or €5 million from €67 million in the half-year to 30 September 2006 to €72 million in the half-year to 30 September 2007.
In addition, profits were impacted by a higher negative investment variance of €5 million compared to €4 million in the prior comparable period and consistent with increases in the long-term bond yields, the discount rate applied to future cashflows was increased by 0.5% to 8.0% in the period. This was significantly offset by an increase of 0.75% to 6.25% in the future growth rate assumption on unit linked assets resulting in a net cost of €6 million.
Life Business

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006%
	€m	€m

Profit before tax	81	82	(1)

The Life business achieved strong growth in new sales volumes in the half-year to 30 September 2007 with a 27% increase to €254 million on an annual premium equivalent basis. New sales of regular premium and single premium investment products have been particularly strong in the period, driven in part by the maturity of the government SSIA contracts. The business has benefited from economies of scale following investment in its life administration platforms and is now investing to enhance processing capability for individual pensions.
Bank of Ireland Life has a leading position in the Irish market resulting from the combination of our multi-channel distribution platform and industry leading bancassurance sales model. This combination leaves the Life business well positioned to compete in a market place that remains very attractive over the medium term.
Capital Markets
Capital Markets Division comprises Corporate Banking, Global Markets, Asset Management Services and IBI Corporate Finance. Profit before tax increased by 8% to €309 million for the half-year to 30 September 2007. The Divisional performance for the half-year to 30 September 2007 is not directly comparable with the half-year to 30 September 2006 as the disposal of Davy in October 2006 impacts the half-year on half-year analysis of profit, income and cost growth. Excluding the impact of this disposal, profit before tax increased by 19%.
Capital Markets: Income Statement

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006%
	€m	€m

Net interest income	419	285	47
Other income	100	229	(56)

Total operating income	519	514	1
Total operating expenses	(199)	(224)	(11)

Operating profit before impairment losses	320	290	10
Impairment losses on loans and advances	(11)	(4)	175

Profit before tax	309	286	8

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Total operating income was 1% higher in the half-year to 30 September 2007 against the prior year comparable period. Excluding the trading impact of the Davy disposal, total operating income increased by 18% driven by an excellent performance in Global Markets and strong lending volume growth in Corporate Banking.
The growth in net interest income and other income is impacted by the trading impact of the disposal as outlined above, together with the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option. Excluding both of these factors, net interest income increased by 26% and other income increased by 8%.
The 26% growth in net interest income was driven by strong volume growth and improved margins reflecting the mix of the loan book. Other income growth of 8% has been impacted by lower assets under management in Asset Management Services.
Total operating expenses decreased by 11% to €199 million. Excluding the trading impact of the Davy disposal, total operating expenses increased by 14%. There were three main drivers of operating expenses within the Division: investment costs (5%), volume related growth (4%) and inflation (5%).
Operating income has continued to exceed cost growth notwithstanding significant investment being made in the ongoing expansion of our product and distribution capabilities in our Corporate Banking and Global Markets businesses.
Credit quality remains strong with impairment losses on loans and advances of €11 million or 8bps annualised compared to 4bps in the half-year to September 2006.
Capital Markets: Business Unit Profit before tax

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006%
	€m	€m

Corporate Banking	187	158	18
Global Markets	93	71	31
Asset Management Services	33	33	—
Division Centre	(4)	24	(117)

Profit before tax	309	286	8

Corporate Banking has maintained its strong momentum with profit growth of 18% for the half-year to 30 September 2007. The loan book increased by 23% across a broad range of portfolios to September 2007 compared to September 2006. We continue to closely manage our asset quality and continue to see good opportunities for growth in both Europe and the US.
Global Markets delivers a comprehensive range of risk management products to the Group’s customer base and acts as Treasurer for the Group. Profit for the half-year to 30 September 2007 increased by 31%. The performance of our markets / trading teams has been very strong in volatile market conditions and our global customer businesses have delivered an excellent performance.
Asset Management Services profit before tax for the half-year to 30 September 2007 was €33 million, which is in line with the comparable period last year. Assets under Management in BIAM are €39 billion at September 2007, compared to €43 billion at September 2006.
Division Centre includes central management costs for the Division, together with IBI Corporate Finance (and Davy in the half-year to 30 September 2006). IBI Corporate Finance continued to perform well.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

UK Financial Services (Sterling)
The UK Financial Services Division (UKFS), which incorporates Business Banking, our Mortgage business and our joint ventures with the UK Post Office, delivered a strong performance during the half-year to 30 September 2007 building on the momentum shown in the comparable period last year. Profit before tax increased by 15% to £175 million (16% on a euro equivalent basis).
UKFS: Income Statement (Sterling)

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006%
	£m	£m

Net interest income	287	255	13
Other income*	77	70	10

Total operating income	364	325	12
Total operating expenses	(181)	(165)	10

Operating profit before impairment losses	183	160	14
Impairment losses on loans and advances	(8)	(8)	—

Profit before tax	175	152	15

*	Includes share of associates / joint ventures (September 2007 £23m; September 2006 £19m)
Total operating income rose by 12% to £364 million for the half-year to 30 September 2007. The growth in net interest income and other income is impacted by the classification of certain interest expense under IAS 39. Excluding this, net interest income grew by 12% and other income by 14%. Net interest income growth was due to excellent volume growth for both lending (+16%), and resources (+31%). Other income grew on the back of a strong performance in our joint ventures with the Post Office, notably increasing fee income from the sales of insurance products in Post Office Financial Services (POFS) and higher profits in First Rate Exchange Services (FRES).
Operating expenses increased by 10% to £181 million for the half-year to 30 September 2007, due to higher regulatory, restructuring and compliance costs and volume related expenses across the Division. Further efficiency gains reduced the cost / income ratio from 51% to 50%.
Asset quality remained excellent with impairment losses on loans and advances of 4bps annualised compared to 5bps in the half-year to 30 September 2006.
UKFS: Business Unit Profit before tax (Sterling)

	Half-Year	Half-Year	Change
	30 Sept 2007	30 Sept 2006	%
	£m	£m

Business Banking	93	70	33
Mortgages	72	74	(3)
Consumer Financial Services:	24	13	85

• POFS	—	(8)
• FRES (post tax)	23	19
• Other	1	2

Division Centre	(14)	(5)	(180)

Total	175	152	15

The performance of Business Banking is a particular highlight, with profit before tax increasing by 33% to £93 million. Our continued investment in building a high-performing team of business bankers is delivering very strong results. Volume growth is strong with loan book growth of 28% and resource growth of 21% compared to 30 September 2006. Margins remain stable and asset quality is strong.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

The Mortgage business delivered a profit of £72 million, similar to the performance in the second half of our 2006 / 2007 financial year and marginally lower than the comparable prior period. There are a number of factors influencing this outcome: the impact of the rising yield curve and base rate increases, the cost of securitisation and funding, and the impact of competition on both new business and margins. In this environment, we have sought to optimise returns and this has kept margin attrition to 7bps but has impacted volumes. The residential mortgage book increased by 9% to £25 billion with good growth in the buy-to-let specialist portfolio being offset by a slowdown in self-certified and standard business. Credit performance remained excellent with our arrears levels significantly below the industry average and the loan loss charge for mortgages showed no change from September 2006.
Our Consumer Financial Services businesses which are run on a joint venture basis with the UK Post Office delivered a strong performance with profits almost doubling. POFS has made good progress with customer numbers increasing to 1.2 million at 30 September 2007. We are still growing market share in insurance products and continued to experience strong volume growth in Instant Saver accounts. Total resources in POFS were £2.5 billion at 30 September 2007. Policy renewals on insurance products and retentions after the initial incentive period on savings accounts are both at industry leading levels. FRES, our second joint venture with the UK Post Office for the provision of personal foreign exchange services, delivered profit growth of 21%, as a result of robust margin performance and increased overseas travel.
Division centre reported a net loss of £14 million compared to £5 million in the prior comparable period. This increase reflects a number of items including the costs associated with the corporate restructuring of Bristol & West to obtain the optimum capital and funding treatment for the Group under Basel II.
Group Centre
Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net profit of €30 million in the half-year to 30 September 2007, compared to a net loss of €50 million in the half-year to 30 September 2006. This is mainly as a result of a positive investment return on treasury shares held for policyholders of €105 million in the half-year to 30 September 2007 compared to a negative return of €8 million in the half-year to 30 September 2006. The prior period also included a gain of €40 million on the disposal of business assets in the half-year to 30 September 2006. The other key drivers behind the net profit were increased funding costs of additional capital raised between September 2006 and September 2007 as well as lower costs associated with restructuring programmes.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

Statement of Directors’ Responsibilities
The Directors are responsible for preparing the Interim Statement in accordance with International Accounting Standard 34 (IAS 34) and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority.
The Directors confirm that the condensed set of financial statements have been prepared in accordance with IAS 34 and that they give a true and fair view of the assets, liabilities, financial position and profit of the Group and that as required by the Transparency (Directive 2004/109/EC) Regulations 2007, the Interim Statement includes a fair review of:
•	important events that have occurred during the first six months of the year;

•	the impact of those events on the condensed financial statements;

•	a description of the principal risks and uncertainties for the remaining six months of the financial year (see page 3); and

•	details of any related party transactions that have materially affected the Group’s financial position or performance in the half-year to 30 September 2007.

/s/ Richard Burrows	/s/ George Magan	/s/ Brian J Goggin	/s/ John B Clifford
Richard Burrows Governor	George Magan Deputy Governor	Brian J Goggin Group Chief Executive	John B Clifford Secretary

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-Year	Half-Year	Year
		30 Sept 2007	30 Sept 2006	31 March
			Restated*	2007
	Notes	€m	€m	€m

INTEREST INCOME		5,022	3,698	8,137

INTEREST EXPENSE		(3,490)	(2,411)	(5,380)

NET INTEREST INCOME	4	1,532	1,287	2,757

Insurance net premium income		1,079	936	2,188
Fees and commissions income		439	490	898
Fees and commissions expense		(89)	(91)	(160)
Net trading (expense) / income	5	(94)	2	(70)
Life assurance investment income and gains		36	40	247
Other operating income	6	171	117	199
Profit on disposal of business activities		—	8	243
Profit on sale of property		39	—	87

TOTAL OPERATING INCOME		3,113	2,789	6,389
Increase in insurance contract liabilities and claims paid		(922)	(862)	(2,213)

TOTAL OPERATING INCOME, NET OF INSURANCE CLAIMS		2,191	1,927	4,176

TOTAL OPERATING EXPENSES	7	(1,054)	(1,029)	(2,159)

OPERATING PROFIT BEFORE IMPAIRMENT LOSSES		1,137	898	2,017
Impairment losses	12	(79)	(48)	(103)

OPERATING PROFIT		1,058	850	1,914
Share of profit of associated undertakings and joint ventures		33	29	44

PROFIT BEFORE TAXATION		1,091	879	1,958
Taxation	9	(164)	(154)	(306)

PROFIT FOR THE PERIOD		927	725	1,652

Attributable to minority interests		1	(2)	1
Attributable to stockholders		926	727	1,651

PROFIT FOR THE PERIOD		927	725	1,652

Earnings per unit of €0.64 ordinary stock	10	95.8c	75.9c	172.2c

Diluted earnings per unit of €0.64 ordinary stock	10	95.4c	75.4c	171.0c

*	Restated for change in accounting policy — see page 19

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		30 Sept	30 Sept	31 March
		2007	2006	2007
			Restated*
	Notes	€m	€m	€m

ASSETS
Cash and balances at central banks		416	322	362
Items in the course of collection from other banks		792	839	811
Central government and other eligible bills		11	9	11
Trading securities	13	1,031	477	520
Derivative financial instruments		3,713	2,295	2,849
Other financial assets at fair value through P/L	13	12,904	10,846	12,707
Loans and advances to banks		8,556	8,769	7,210
Available-for-sale financial assets	13	33,453	32,515	33,449
Loans and advances to customers	11	133,078	114,356	125,048
Interests in associated undertakings		29	25	26
Interest in joint ventures		103	131	73
Intangible assets — Goodwill		328	361	347
Intangible assets — Other		581	597	596
Retirement benefit asset		21	—	—
Investment property		1,393	1,042	1,142
Property, plant & equipment		655	716	665
Assets classified as held for sale	14	45	1,849	83
Deferred tax asset		30	27	25
Other assets		2,782	2,529	2,889

Total assets		199,921	177,705	188,813

EQUITY AND LIABILITIES
Deposits by banks		18,856	28,593	20,405
Customer accounts	15	76,348	70,791	72,277
Items in the course of transmission to other banks		274	304	243
Derivative financial instruments		3,757	2,060	2,935
Liabilities to customers under investment contracts		6,602	6,380	6,736
Debt securities in issue		66,018	43,940	59,523
Insurance contract liabilities		7,684	6,122	7,190
Other liabilities		4,346	3,816	3,983
Deferred tax liabilities		266	226	278
Provisions		59	114	87
Retirement benefit obligations		372	851	590
Subordinated liabilities	16	8,116	7,223	7,808
Disposal Group classified as held for sale	14	—	1,551	—

Total liabilities		192,698	171,971	182,055

Equity
Share capital	18	663	663	663
Share premium account	19	775	767	771
Retained profit	19	5,456	3,531	4,672
Other reserves	19	588	993	905
Own shares held for the benefit of life assurance policyholders		(293)	(253)	(287)

Stockholders equity		7,189	5,701	6,724
Minority interests		34	33	34

Total equity		7,223	5,734	6,758

Total equity and liabilities		199,921	177,705	188,813

*	Restated for change in accounting policy — see page 19

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
(UNAUDITED)

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
		Restated*
	€m	€m	€m

Net gain on property revaluation	1	—	18
Net change in cash flow hedge reserve	(57)	34	135
Net change in available-for-sale reserve	(142)	1	(49)
Net actuarial gains / losses in defined benefit pension schemes	167	(30)	190
Foreign exchange translations	(135)	84	49

(Expense) / income recognised in equity	(166)	89	343
Profit for the period	927	725	1,652

Total recognised income for the period	761	814	1,995

Attributable to:
Equity holders of the parent	760	816	1,994
Minority interests	1	(2)	1

	761	814	1,995

*	Restated for change in accounting policy — see page 19

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

CONSOLIDATED CONDENSED CASH FLOW STATEMENT (UNAUDITED)

	Half-Year	Half-Year	Year
	30 Sept 2007	30 Sept 2006	31 March
		Restated*	2007
	€m	€m	€m

Operating activities:

Profit before taxation	1,091	879	1,958

Adjust for non cash items:
Share of profit of associated undertakings and joint ventures	(33)	(29)	(44)
Profit on disposal of business activities	—	(8)	(243)
Depreciation and amortisation	69	76	151
Impairment losses	79	48	103
Movement on share based payments reserve	6	6	12
Profit on sale of property	(39)	—	(87)
Interest on subordinated liabilities	227	173	381
Other non cash items	147	(51)	(162)

Net cash flow from trading activities	1,547	1,094	2,069

Changes in operating assets and liabilities:	1,506	5,170	1,383

Net cash flow from operating activities before tax and dividend	3,053	6,264	3,452
Taxation paid	(48)	(34)	(272)

Net cash flow from operating activities	3,005	6,230	3,180

Investing activities:

Dividend received from Joint Venture	—	—	68
Acquisitions / disposals of businesses	(3)	(18)	157
Net increase in financial investments	(582)	(4,294)	(5,865)
Purchase of property, plant, equipment, investment property and intangible assets	(297)	(391)	(439)
Proceeds from disposals of property, plant and equipment, investment property and intangible assets	128	55	287

Net cash flow from investing activities	(754)	(4,648)	(5,792)

Financing activities:
Interest paid on subordinated liabilities	(120)	(73)	(361)
Proceeds from issue of subordinated liabilities	422	733	1,479
Proceeds from issue of ordinary stock	100	44	133
Equity dividends paid	(377)	(324)	(524)
Dividends paid to minority interests	(1)	(3)	(3)
Dividends paid on other equity interests	(7)	(7)	(15)

Net cash flow from financing activities	17	370	709

Net increase / (decrease) in cash and cash equivalents	2,268	1,952	(1,903)

Cash and cash equivalents at start of period	4,297	6,162	6,162
Exchange movements	(39)	41	38

Cash and cash equivalents at end of period	6,256	8,155	4,297

*	Restated for change in accounting policy — see page 19

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

1 ACCOUNTING POLICIES AND PRESENTATION OF FINANCIAL INFORMATION
The accounting policies applied by the Group in the preparation of the interim financial statements for the half-year ended 30 September 2007 are in accordance with the recognition and measurements principles of International Financial Reporting Standards as adopted by the EU and are the same as those set out in the Annual Report and Accounts for the year ended 31 March 2007. The following standards / amendments to standards have been adopted by the Group from 1 April 2007:
IFRIC 9 — Reassessment of Embedded Derivatives. This interpretation requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes party to a contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. The adoption of this interpretation has not had a material impact on the Group.
IFRIC 10 — Interim Financial Reporting and Impairment. This interpretation clarifies that any impairment losses on goodwill and equity instruments recognised in an interim period may not be reversed in subsequent interim periods. This does not have a material impact on the Group.
Amendment to IAS 1 — Capital Disclosures. This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. The financial statements for the year ended 31 March 2008 will include some additional disclosures as required by this standard.
IFRS 7 — Financial Instruments: Disclosures. This standard updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and requires additional qualitative and quantitative disclosures relating to risk management policies and processes. These additional disclosures will be included in the financial statements for the year ended 31 March 2008.
The full IFRS 7 disclosures and the Capital disclosures required by the amendment to IAS 1 will be given in the Group’s Annual Report and Accounts.
These interim financial statements comply with IAS 34 ‘Interim Financial Reporting’. The Group has adopted IAS 34 during this period as part of its adoption of the EU Transparency Directive.
These interim financial statements do not comprise statutory accounts within the meaning of Section 19 of the Companies (Amendment) Act 1986.
Following a change in the Group’s method of assessing materiality, the income statement for the half-year to 30 September 2006 and the balance sheet as at 30 September 2006 have been restated. Further detail on this change in method of assessing materiality is set out on page 86 of the Group’s Annual Report and Accounts for the year ended 31 March 2007. The impact of this restatement on the half-year to 30 September 2006 has been as follows: Life assurance investment income and gains has been reduced by €4 million from €44 million, as previously reported in September 2006, to €40 million. Other operating income has been reduced by €4 million from €121 million, as previously reported, to €117 million. This results in a total restatement of profit before tax for September 2006 from €887 million to €879 million. Basic earnings per share for September 2006 have been reduced from 76.7c to 75.9c. Assets at fair value through P / L as at 30 September 2006 have been reduced by €138 million from €10,984 million to €10,846 million, with a corresponding reduction in retained profits from €3,669 million to €3,531 million as at that date.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

2 ACQUISITIONS AND DISPOSALS
To 30 September 2007
There were no acquisitions or disposals in the half-year to 30 September 2007.
To 30 September 2006
Paul Capital Investments:
On 20 June 2006 the Bank entered into a joint venture partnership with Paul Capital Partners, a leading US private equity specialist, establishing Paul Capital Investments LLC providing private equity fund of funds products and advisory services to institutional and other investors worldwide. The consideration at the time of acquisition was US$25 million. The acquisition is currently being accounted for as a joint venture using the equity method of accounting.
Guggenheim Advisors:
On 20 January 2006 the Bank acquired a 71.5% interest in Guggenheim Advisors. The final cash consideration for the transaction was US$148 million.
Profit on Disposal
On 21 April 2006 the Bank completed the sale of Enterprise Finance Europe GmbH for a consideration of €10 million giving rise to a profit on disposal of €8 million.
To 31 March 2007
On 31 October 2006 the Bank completed the sale of its 90.444% equity stake in Davy Stockbrokers to the management and staff of J&E Davy Holdings Limited. The profit on disposal was €229 million.
In addition, €6 million was written back to the Group income statement in relation to costs provided, at 31 March 2006, against anticipated expenses in exiting certain contracts relating to the disposal of the Bristol & West branch network.
3 SEGMENTAL ANALYSIS
The segmental analysis of the Group’s results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has five business classes detailed in the table below. In October 2006, the Wholesale Financial Services and Asset Management Services divisions were combined to form the Capital Markets Division. Prior period results have been adjusted to reflect this change. These segments reflect the internal financial and management reporting structure. The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

3 SEGMENTAL ANALYSIS (continued)
BUSINESS SEGMENTS

	Retail	Bank of	Capital	UK
Half-Year ended	Republic of	Ireland	Markets	Financial	Group	Eliminations	Group
30 September 2007	Ireland	Life		Services	Centre
	€m	€m	€m	€m	€m	€m	€m

Net interest income	708	(3)	419	420	(12)	—	1,532
Insurance net premium income	—	1,053	—	—	26	—	1,079
Other income	226	(1)	99	75	64	—	463
Gain on disposal of property	33	—	1	5	—	—	39

Total operating income	967	1,049	519	500	78	—	3,113
Insurance claims	—	(914)	—	—	(8)	—	(922)

Total operating income, net of insurance claims	967	135	519	500	70	—	2,191
Operating expenses	(460)	(52)	(193)	(246)	(34)	—	(985)
Depreciation and amortisation	(36)	(2)	(6)	(19)	(6)	—	(69)
Impairment losses	(57)	—	(11)	(11)	—	—	(79)
Share of profit of associated undertakings and joint ventures	—	—	—	33	—	—	33

Profit before taxation	414	81	309	257	30	—	1,091

Total assets	113,068	15,193	179,605	77,577	33,974	(219,496)	199,921

Total liabilities	110,888	15,031	177,962	74,859	33,454	(219,496)	192,698

Capital expenditure(i)	22	7	6	23	3	—	61

(i)	Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

3 SEGMENTAL ANALYSIS (continued)
BUSINESS SEGMENTS

	Retail	Bank of	Capital	UK
Year ended	Republic of	Ireland	Markets	Financial	Group	Eliminations	Group
31 March 2007	Ireland	Life		Services	Centre
	€m	€m	€m	€m	€m	€m	€m

Net interest income	1,311	(5)	671	784	(4)	—	2,757
Insurance net premium income	—	2,155	—	—	33	—	2,188
Other income	377	326	379	129	(93)	—	1,118
Gain on disposal of business
activities/property	87	—	—	6	233	—	326

Total operating income	1,775	2,476	1,050	919	169	—	6,389
Insurance claims	—	(2,205)	—	—	(8)	—	(2,213)

Total operating income, net of insurance claims	1,775	271	1,050	919	161	—	4,176
Operating expenses	(852)	(100)	(439)	(458)	(159)	—	(2,008)
Depreciation and amortisation	(75)	(4)	(17)	(39)	(16)	—	(151)
Impairment losses	(63)	—	(21)	(20)	1	—	(103)
Share of profit of associated undertakings and joint ventures	—	—	(1)	45	—	—	44

Profit before taxation	785	167	572	447	(13)	—	1,958

Total assets	98,599	14,908	167,336	73,503	30,801	(196,334)	188,813

Total liabilities	96,758	14,769	165,841	71,143	29,878	(196,334)	182,055

Capital expenditure(i)	54	7	18	58	29	—	166

(i)	Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

3 SEGMENTAL ANALYSIS (continued)
BUSINESS SEGMENTS

Half-Year ended	Retail Republic of	Bank of Ireland	Capital Markets	UK Financial	Group Centre	Eliminations	Group
30 September 2006	Ireland	Life		Services
Restated*	€m	€m	€m	€m	€m	€m	€m

Net interest income	632	4	285	372	(6)	—	1,287
Insurance net premium income	—	920	—	—	16	—	936
Other income	188	66	229	74	1	—	558
Gain on disposal of business activities	—	—	—	—	8	—	8

Total operating income	820	990	514	446	19	—	2,789
Insurance claims	—	(858)	—	—	(4)	—	(862)

Total operating income, net of insurance claims	820	132	514	446	15	—	1,927
Operating expenses	(411)	(48)	(215)	(222)	(57)	—	(953)
Depreciation and amortisation	(38)	(2)	(9)	(19)	(8)	—	(76)
Impairment losses	(33)	—	(4)	(11)	—	—	(48)
Share of profit of associated undertakings and joint ventures	1	—	—	28	—	—	29

Profit before taxation	339	82	286	222	(50)	—	879

Total assets	90,438	13,000	153,847	62,647	23,746	(165,973)	177,705

Total liabilities	88,603	12,861	152,272	60,323	23,885	(165,973)	171,971

Capital expenditure(i)	23	1	8	35	15	—	82

*	Restated for change in accounting policy — see page 19

(i)	Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

3 SEGMENTAL ANALYSIS (continued)
      Geographical Segments
Half-Year ended 30 September 2007

	Ireland	United Kingdom	Rest of World	Inter-segment Revenue	Total
	€m	€m	€m	€m	€m

Revenue	4,277	3,244	189	(1,907)	5,803

Profit before taxation	791	283	17	—	1,091

	Ireland	United Kingdom	Rest of World	Eliminations	Total
	€m	€m	€m	€m	€m

Total assets	178,779	90,747	5,802	(75,407)	199,921

Capital expenditure(i)	37	23	1	—	61

Half-Year ended 30 September 2006 (Restated)*

	Ireland	United Kingdom	Rest of World	Inter-segment Revenue	Total
	€m	€m	€m	€m	€m

Revenue	3,310	2,161	141	(1,154)	4,458

Profit before taxation	700	166	13	—	879

	Ireland	United Kingdom	Rest of World	Eliminations	Total
	€m	€m	€m	€m	€m

Total assets	156,561	71,426	4,930	(55,212)	177,705

Capital expenditure(i)	45	35	2	—	82

Year ended 31 March 2007

	Ireland	United Kingdom	Rest of World	Inter-segment Revenue	Total
	€m	€m	€m	€m	€m

Revenue	7,398	4,646	327	(2,611)	9,760

Profit before taxation	1,603	314	41	—	1,958

	Ireland	United Kingdom	Rest of World	Eliminations	Total
	€m	€m	€m	€m	€m

Total assets	168,843	84,268	5,002	(69,300)	188,813

Capital expenditure(i)	99	58	9	—	166

*	Restated for change in accounting policy — see page 19

(i)	Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

4	NET INTEREST INCOME

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m
Interest and similar income
Loans and advances to banks	179	154	292
Loans and advances to customers	3,987	2,849	6,272
Financial assets available-for-sale	737	604	1,342
Finance leasing	116	85	222
Other	3	6	9

Total interest income	5,022	3,698	8,137

Interest expense and similar charges
Interest on subordinated liabilities	221	168	370
Other interest payable	3,269	2,243	5,010

Total interest expense	3,490	2,411	5,380

5	NET TRADING (EXPENSE) / INCOME

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m

Foreign exchange	33	16	53
Securities and interest rate contracts	(85)	2	(80)
Equities and equity derivative contracts	(41)	(21)	(37)
Hedge ineffectiveness	(1)	5	(6)

	(94)	2	(70)

Certain of the Group’s customer liabilities and debt securities issued have been designated at fair value. Both the interest expense and the fair value movement relating to these are included above. The impact of this is to reduce net trading income by €64 million (2006: (€54 million)) of which interest expense amounts to €111 million (2006: €36 million).

Net trading (expense) / income also includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

6	OTHER OPERATING INCOME

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
		Restated*
	€m	€m	€m

Profit on disposal of financial assets available-for-sale	11	—	10
Other insurance income	102	79	176
Elimination of investment return on treasury shares held for the benefit of policyholders	53	(4)	(40)
Gain on Sale of Head Office Premises	—	32	32
Other income	5	10	21

	171	117	199

*	Restated for change in accounting policy — see page 19

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

7	TOTAL OPERATING EXPENSES

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m

Staff costs	622	605	1,244
Other administrative expenses	363	348	764
Depreciation of property, plant and equipment and amortisation of intangibles	69	76	151

Total operating expenses	1,054	1,029	2,159

8	EMPLOYEE INFORMATION

The average full time equivalents categorised in line with the business classes, are as follows:

	30 Sept	30 Sept	31 March
	2007	2006	2007

Retail Republic of Ireland	8,453	8,217	8,451
Bank of Ireland Life	1,179	1,071	1,100
Capital Markets	1,688	2,126	1,986
UK Financial Services	3,521	3,435	3,415
Group Centre	982	1,002	1,000

	15,823	15,851	15,952

9	TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	Half-Year	Half-Year	Year
	30 Sept 2007	30 Sept 2006	31 March
			2007
	€m	€m	€m
Current Tax
Irish Corporation Tax
Current year	143	120	244
Prior years	(1)	(1)	12
Double taxation relief	(22)	(10)	(30)
Foreign tax
Current year	49	45	98
Prior years	—	—	3

	169	154	327

Deferred Tax
Origination and reversal of temporary differences	(5)	—	(21)

	164	154	306

The Group tax charge for the half-year to 30 September 2007 does not include the share of tax on associates and joint ventures of €14 million (€12 million half-year ended 30 September 2006; €19 million year ended 31 March 2007), as the profit on these investments is shown net of tax on a separate line item in the Income Statement.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

10	EARNINGS PER SHARE

The calculation of basic earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
		Restated*
	€m	€m	€m
Basic
Profit attributable to Stockholders	926	727	1,651
Dividends to other equity interests	(7)	(7)	(15)

Profit attributable to Ordinary Stockholders	919	720	1,636

Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders	959m	948m	950m

Basic earnings per share	95.8c	75.9c	172.2c
Diluted

The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
		Restated*
	€m	€m	€m
Profit attributable to Stockholders	926	727	1,651
Dividends to other equity interests	(7)	(7)	(15)

Profit attributable to Ordinary Stockholders	919	720	1,636

Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders	959m	948m	950m
Effect of all dilutive potential Ordinary Stock	4m	7m	7m

	963m	955m	957m

Diluted earnings per share	95.4c	75.4c	171.0c

*	Restated for change in accounting policy — see page 19
11	LOANS AND ADVANCES TO CUSTOMERS

	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m

Loans and advances to customers	129,685	111,336	121,933
Loans and advances — finance leases and hire purchase receivables	3,875	3,417	3,543

	133,560	114,753	125,476
Allowance for losses on loans and advances (Note 12)	(482)	(397)	(428)

	133,078	114,356	125,048

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

12 ALLOWANCE FOR LOSSES ON LOANS AND ADVANCES TO CUSTOMERS AND BANKS

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m

Opening balance	428	360	360
Exchange adjustments	(5)	2	1
Charge against profits (i)	79	49	104
Amounts written off	(27)	(19)	(53)
Recoveries	7	9	19
Other movements	—	(3)	(3)

Closing balance	482	398	428

of which relates to
Loans and advances to customers	482	397	428
Loans and advances to banks	—	1	—

	482	398	428

(i)	The charge in the income statement is inclusive of amounts in respect of available-for-sale assets.
13 FINANCIAL INSTRUMENTS

			30 Sept	30 Sept	31 March
			2007	2006	2007
				Restated*
			€m	€m	€m
(a	)	Trading securities
		Debt securities:
		Government	405	140	—
		Other	626	337	520

			1,031	477	520

(b	)	Other financial assets at fair value through P/L
		Unit Trust	292	258	542
		Debt securities:
		Government	2,079	2,057	2,168
		Other	605	502	756
		Equity securities	9,928	8,029	9,241

			12,904	10,846	12,707

(c	)	Available-for-sale financial assets
		Debt securities:
		Government	5,101	6,370	6,380
		Other	28,313	26,117	27,020
		Equity securities	39	28	49

			33,453	32,515	33,449

*	Restated for change in accounting policy — see page 19

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

14 ASSETS & LIABILITIES CLASSIFIED AS HELD FOR SALE
Under IFRS 5 the Group are required to classify non-current assets as held for sale if their carrying amount will be recovered principally through a sale transaction rather than continuing use. Based on the criteria of IFRS 5 the Group has reclassified the following assets and liabilities as being “held for sale”.

	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m
Assets:
Group Property	12	140	73
Assets of Davy	—	1,630	—
Other assets held for sale	33	79	10

	45	1,849	83

Liabilities:
Liabilities of Davy	—	1,551	—

15 CUSTOMER ACCOUNTS

	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m

Current accounts	18,035	17,009	16,932
Demand deposits	24,909	22,418	25,393
Term deposits and other products	30,650	29,050	27,333
Other short-term borrowings	2,754	2,314	2,619

	76,348	70,791	72,277

16 SUBORDINATED LIABILITIES

	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m

Opening balance	7,808	6,493	6,493
Exchange adjustments	(121)	(17)	(64)
Issued during period	422	733	1,479
Fair value movements	4	12	(105)
Amortisation	3	2	5

Closing balance	8,116	7,223	7,808

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

17 RETIREMENT BENEFIT OBLIGATIONS
The Group operates a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. The most significant defined benefit scheme is the Bank of Ireland Staff Pension Fund which accounts for approximately 80% of the pension liability on the Group balance sheet.
The financial assumptions used in deriving the valuation are set out in the table below:

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
Financial assumptions	% pa	% pa	% pa
Irish schemes
Inflation rate	2.35	2.25	2.25
Discount rate	5.70	4.65	4.95
Rate of general increase in salaries	3.48	3.38	3.38

UK schemes
Inflation rate	3.25	2.75	3.00
Discount rate	5.70	5.00	5.30
Rate of general increase in salaries	4.75	4.22	4.22
The mortality assumptions used in estimating the actuarial value of the liabilities for the Bank of Ireland Staff Pension Fund are set out below.

	30 Sept	30 Sept	31 March
	2007	2006	2007
Post-retirement mortality assumptions (Main scheme)	years	years	years
Longevity at age 70 for current pensioners
Males	14.9	14.0	14.0
Females	17.3	16.8	16.8

Longevity at age 60 for Active Members currently aged 60
Males	25.0	24.5	24.5
Females	27.8	27.5	27.5

Longevity at age 60 for Active Members currently aged 40
Males	27.4	24.5	24.5
Females	30.2	27.5	27.5

	30 Sept	30 Sept	31 March
	2007	2006	2007
Defined benefit pension plans	€m	€m	€m
Present value of obligations	4,910	5,105	5,092
Scheme assets	4,559	4,254	4,505

Deficit within schemes	351	851	587

The change in assumptions has reduced the defined benefit pension deficit in the balance sheet from €587 million at 31 March 2007 to €351 million at 30 September 2007. This change net of deferred tax has been reflected in the statement of recognised income and expense.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

18	SHARE CAPITAL

	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m
Allotted and fully paid
Equity
964.3 million units of €0.64 of Ordinary Stock	617	608	611
61.9 million units of €0.64 of Treasury Stock	39	48	45

	656	656	656
Other equity interests
1.9 million units of Non-Cumulative Preference Stock of Stg£1 each	3	3	3
3.0 million units of Non-Cumulative Preference Stock of €1.27 each	4	4	4

	663	663	663

19	RESERVES

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
		Restated*
	€m	€m	€m
Share premium account
Opening balance	771	767	767
Premium on issue of stock	4	—	4

Closing balance	775	767	771

Capital reserve
Opening balance	429	359	359
Transfer from retained profit	66	65	70

Closing balance	495	424	429

Retained profit
Opening balance previously reported	4,672	3,330	3,330
Impact of change in accounting policy	—	(142)	(142)

Revised opening balance	4,672	3,188	3,188

Profit for period attributable to stockholders	926	727	1,651
Equity dividends	(377)	(324)	(524)
Dividends to other equity interests	(7)	(7)	(15)
Transfer to capital reserves	(66)	(65)	(70)
Other	—	(2)	—

Profit retained	476	329	1,042

Re-issue of treasury stock	96	44	129
Transfer from revaluation reserve	43	—	108
Transfer from share based payments reserve	2	—	15
Actuarial gains / losses on pension funds	167	(30)	190

Closing balance	5,456	3,531	4,672

*	Restated for change in accounting policy — see page 19

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

19	RESERVES (continued)

	Half-Year	Half-Year	Year
	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m
Revaluation reserve
Opening balance	252	342	342
Transfer to retained profit on sale of property	(43)	—	(108)
Revaluation of property	(1)	—	34
Deferred tax on revaluation / reclassification of property	2	—	(16)

Closing balance	210	342	252

Available-for-sale reserve
Opening balance	(33)	26	26
Net changes in fair value	(164)	1	(57)
Deferred tax on fair value changes	22	—	8
Profit on disposal	(11)	—	(10)

Closing balance	(186)	27	(33)

Cash flow hedge reserve
Opening balance	195	60	60
Net changes in fair value	(72)	49	188
Deferred tax on fair value changes	15	(15)	(53)

Closing balance	138	94	195

Other equity reserve
Opening balance	114	114	114
Movement during period	—	—	—

Closing balance	114	114	114

Share based payments reserve
Opening balance	24	27	27
Charge to income statement	6	6	12
Transfer to retained profit	(2)	—	(15)

Closing balance	28	33	24

Foreign exchange reserve
Opening balance	(76)	(125)	(125)
Exchange adjustments during period	(135)	84	49

Closing balance	(211)	(41)	(76)

20	RELATED PARTY TRANSACTIONS
There were no related party transactions that materially affected the Group’s financial position or performance in the half-year to 30 September 2007.

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

21	MEMORANDUM ITEMS
     Contract Amount

	30 Sept	30 Sept	31 March
	2007	2006	2007
	€m	€m	€m
Contingent liabilities
Acceptances and endorsements	31	34	39
Guarantees and assets pledged as collateral security	2,206	1,508	1,719
Other contingent liabilities	796	613	745

	3,033	2,155	2,503

Commitments	39,603	33,768	36,013

22	AVERAGE BALANCE SHEET AND INTEREST RATES
The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half-years ended 30 September 2007 and 2006 and the year ended 31 March 2007. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. Rates for the half-years are annualised.

	Half-Year			Half-Year			Year
	30 Sept 2007			30 Sept 2006			31 March 2007
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	€m	€m	%	€m	€m	%	€m	€m	%

ASSETS
Loans to banks
Domestic offices	7,374	148	4.0	8,882	142	3.2	7,625	259	3.4
Foreign offices	1,087	31	5.7	582	12	4.1	726	33	4.5
Loans to customers (a) (d)
Domestic offices	72,766	2,216	6.1	58,484	1,476	5.0	62,584	3,354	5.4
Foreign offices	59,201	1,887	6.3	50,476	1,460	5.8	53,133	3,140	5.9
Debt Securities
Domestic offices	31,497	723	4.6	28,376	569	4.0	30,368	1,283	4.2
Foreign offices	476	14	5.9	1,671	35	4.2	1,414	59	4.2
Other financial instruments at fair value through P/L
Domestic	31	—	—	49	—	—	29	—	—
Foreign	272	5	3.7	268	6	4.5	276	13	4.7

Total interest earning assets
Domestic offices	111,668	3,087	5.5	95,791	2,187	4.6	100,606	4,896	4.9
Foreign offices	61,036	1,937	6.4	52,997	1,513	5.7	55,549	3,245	5.8
Net swap interest	—	4	—	—	3	—	—	7	—

	172,704	5,028	5.8	148,788	3,703	5.0	156,155	8,148	5.2

Impairment losses on loans and advances	(457)	—	—	(381)	—	—	(391)	—	—
Non interest earning assets (b)	24,189	—	—	21,071	—	—	22,146	—	—

Total assets	196,436	5,028	5.1	169,478	3,703	4.4	177,910	8,148	4.6

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

22 AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

	Half-Year			Half-Year			Year
	30 Sept 2007			30 Sept 2006			31 March 2007
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	€m	€m	%	€m	€m	%	€m	€m	%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks (c)
Domestic offices	8,670	179	4.1	15,526	187	2.4	12,526	294	2.2
Foreign offices	11,155	261	4.7	15,138	385	5.1	15,318	772	5.0
Customer accounts
Domestic offices	32,866	559	3.4	31,094	360	2.3	31,389	880	2.8
Foreign offices	27,832	754	5.4	23,614	499	4.2	25,331	1,129	4.5
Debt securities in issue
Domestic offices	48,896	1,128	4.6	32,102	653	4.1	36,214	1,609	4.4
Foreign offices	13,225	388	5.9	6,793	159	4.7	6,914	326	4.7
Subordinated liabilities
Domestic offices	4,396	109	5.0	3,504	79	4.5	3,722	167	4.5
Foreign offices	3,587	118	6.6	3,013	94	6.2	3,357	214	6.4

Total interest bearing liabilities
Domestic offices	94,828	1,975	4.2	82,226	1,279	3.1	83,851	2,950	3.5
Foreign offices	55,799	1,521	5.5	48,558	1,137	4.7	50,920	2,441	4.8

	150,627	3,496	4.6	130,784	2,416	3.7	134,771	5,391	4.0

Non interest bearing liabilities
Current accounts	12,761	—	—	11,599			11,958	—	—
Other non interest bearing liabilities (b)	25,850	—	—	21,421	—	—	25,069	—	—
Stockholders’ equity including non equity interest	7,198	—	—	5,674	—	—	6,112	—	—

Total liabilities and stockholders’ equity	196,436	3,496	3.6	169,478	2,416	2.9	177,910	5,391	3.0

(a)	Loans to customers include non accrual loans and loans classified as problem loans

(b)	The balance sheets of the life assurance companies have been consolidated and are reflected under “Non interest earning assets” and “Other non interest bearing liabilities”

(c)	The Deposit by banks, Domestic and Foreign balance and interest lines above have been adjusted to correct for inter-jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group’s Domestic and Foreign activities

(d)	The Group applies hedge accounting on a macro cash-flow basis to the total balance sheet. The outcome of this activity has been allocated between domestic and foreign loans and advances to customers as appropriate

Bank of Ireland Group
Interim Results for the half-year to 30 September 2007

23	RATES OF EXCHANGE

Principal rates of exchange used in the preparation of the accounts are as follows:

	Half-Year		Half-Year		Year
	30 Sept 2007		30 Sept 2006		31 March 2007
	Closing	Average	Closing	Average	Closing	Average
€/US$	1.4179	1.3692	1.2660	1.2733	1.2912	1.3318
€/Stg£	0.6968	0.6809	0.6777	0.6847	0.6783	0.6798
24	CAPITAL ADEQUACY DATA

	Half-Year	Half-Year	Year
	30 Sept 2007	30 Sept 2006	31 March 2007
	€m	€m	€m
Adjusted capital base
Tier 1	9,347	8,464	9,308
Tier 2	5,261	4,389	5,038

	14,608	12,853	14,346
Supervisory deductions	(1,061)	(926)	(1,019)

	13,547	11,927	13,327

Risk weighted assets
Banking Book	118,860	104,760	109,968
Trading Book	3,358	4,504	2,972

	122,218	109,264	112,940

Capital ratios
Tier 1 Capital	7.6%	7.7%	8.2%
Total Capital	11.1%	10.9%	11.8%
25	The Court of Directors approved this Form 6-K on 22 November 2007.